VISION HYDROGEN CORPORATION

95 Christopher Columbus Drive, 16th Floor

Jersey City, NJ 07302

October 21, 2020

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald E. Alper, Esq.

Re:	Vision Hydrogen Corporation
Registration Statement on Form S-1
File No. 333-249478

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Vision Hydrogen Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Friday, October 23, 2020, or as soon thereafter as possible.

VISION HYDROGEN CORPORATION

By:	/s/ ANDREW HIDALGO
Name:	Andrew Hidalgo
Title:	Chief Executive Officer